SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Canadian Pacific Railway Limited

(Name of Issuer)
Common Shares

(Title of Class of Securities)
13645T100

(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
(212) 813-3700

with a copy to:
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 22, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13645T100	Page	2	of	10	Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,057,428

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,057,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,057,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN
(1) This calculation is based on 169,667,924 common shares, no par value (“Common Shares”), of Canadian Pacific Railway Limited (the “Issuer”) outstanding as of October 21, 2011 as reported in the Report of Foreign Issuer on Form 6-K, filed by the Issuer on October 25, 2011 (the “6-K”).

CUSIP No.	13645T100	Page	3	of	10	Pages

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,057,428

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,057,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,057,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(2) This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

CUSIP No.	13645T100	Page	4	of	10	Pages

1	NAME OF REPORTING PERSON Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,865,803

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,865,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,865,803

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO
(3) This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

CUSIP No.	13645T100	Page	5	of	10	Pages

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,057,428

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,057,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,057,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(4) This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

This Amendment No. 1 (this “Amendment No. 1”) relates to the Schedule 13D filed on October 28, 2011 (the “Original 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP, the “Reporting Persons”) relating to common shares, without par value (the “Common Shares”), of Canadian Pacific Railway Limited, a corporation organized under the Canada Business Corporations Act (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.
Item 1. Security and Issuer.
Item 1 of the Original 13D is hereby amended and supplemented as follows:
As of November 22, 2011, the Reporting Persons beneficially owned an aggregate of 21,057,428 Common Shares (the “Subject Shares”) representing approximately 12.4% of the outstanding Common Shares.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original 13D is hereby amended and supplemented as follows:
Pershing Square advises the accounts of PS, PS II and Pershing Square International, Ltd., a Cayman Islands exempted company (“Pershing Square International”, and, together with PS and PS II, the “Pershing Square Funds”).
After the Original 13D was filed, Pershing Square, on behalf of Pershing Square International, Ltd., exercised two over-the-counter American-style call options covering 3,047,924 Common Shares for an aggregate exercise price of $90,608,214. Pershing Square International, Ltd. funded the exercise out of its capital.
Item 5. Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Original 13D are amended and restated as follows:
(a), (b)
Based upon the Report of Foreign Issuer on Form 6-K, filed by the Issuer on October 25, 2011, there were 169,667,924 Common Shares outstanding as of October 21, 2011.
Based on the foregoing, the 21,057,428 Common Shares beneficially owned by the Reporting Persons represent approximately 12.4% of the Common Shares outstanding.
Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 8,690,900 Common Shares held for the account of PS and the 174,903 Common Shares held for the account of PS II. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.
As of the date hereof, none of the Reporting Persons own any Common Shares other than the Subject Shares covered in this Statement.
(c)
Exhibit 99.2 from the Original 13D and Exhibit 99.1 to Amendment No.1, which are both incorporated by reference into this Item 5(c) as if restated in full, describe all of the transactions in Common Shares and options or other derivatives relating to Common Shares

6

that were effected in the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in these exhibits, within the last 60 days, no reportable transactions were effected by any Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original 13D is amended and restated as follows:
The Pershing Square Funds may, from time to time, enter into and dispose of cash-settled equity swaps, options or other derivative transactions with one or more counterparties that are based upon the value of Common Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Shares.
Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Trading data

7

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2011

PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

/s/ William A. Ackman William A. Ackman

8

EXHIBIT INDEX

Exhibit	Description
99.1	Trading data

9